                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. - - )*

                         Calypte Biomedical Corporation
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    131722100
                                 (CUSIP Number)

                                 Brian J. Geiger
                            Chief Financial Officer,
                            Executive Vice President
                                  and Treasurer
                            Claneil Enterprises, Inc.
                                    Suite 400
                            630 West Germantown Pike
                           Plymouth Meeting, PA 19462
                                 (215) 828-6331
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 2, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP No. 131722100                13D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

           Claneil Enterprises, Inc.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS         AF
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     Pennsylvania
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER              0
   SHARES      |     |--------------------------------------------------------
BENEFICIALLY   |  8  |   SHARED VOTING POWER            2,051,220*
  OWNED BY     |     |--------------------------------------------------------
   EACH        |  9  |   SOLE DISPOSITIVE POWER         0
 REPORTING     |     |--------------------------------------------------------
PERSON WITH    | 10  |   SHARED DISPOSITIVE POWER       2,051,220*
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,051,220*
------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.1%*
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
------------------------------------------------------------------------------
*See Introduction for a description of method for computation of the share data and percent of class.

-------------------------------------------------------------------------------
CUSIP No. 131722100                13D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

           LHC Corporation
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS         00
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER              0
   SHARES      |     |--------------------------------------------------------
BENEFICIALLY   |  8  |   SHARED VOTING POWER            2,051,220*
  OWNED BY     |     |--------------------------------------------------------
   EACH        |  9  |   SOLE DISPOSITIVE POWER         0
 REPORTING     |     |--------------------------------------------------------
PERSON WITH    | 10  |   SHARED DISPOSITIVE POWER       2,051,220*
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,051,220*
------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.1%*
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
------------------------------------------------------------------------------
*See Introduction for a description of method for computation of the share data and percent of class.

-------------------------------------------------------------------------------
CUSIP No. 131722100                13D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

           Trilobite Lakes Corporation
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS         AF
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER              0
   SHARES      |     |--------------------------------------------------------
BENEFICIALLY   |  8  |   SHARED VOTING POWER            2,051,220*
  OWNED BY     |     |--------------------------------------------------------
   EACH        |  9  |   SOLE DISPOSITIVE POWER         0
 REPORTING     |     |--------------------------------------------------------
PERSON WITH    | 10  |   SHARED DISPOSITIVE POWER       2,051,220*
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,051,220*
------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.1%*
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
------------------------------------------------------------------------------
*See Introduction for a description of method for computation of the share data and percent of class.

                                  SCHEDULE 13D

Introduction

         This statement on Schedule 13D relates to the intended acquisition by Trilobite Lakes Corp., a Delaware corporation ("Tribolite"), of up to 2,051,220 shares of the Common Stock, $.001 per share (the "Common Shares") of Calypte Biomedical Corporation, a Delaware corporation (the "Company") pursuant to the terms of (i) a Common Stock Purchase Agreement, dated as of March 2, 2000 (the "Purchase Agreement"), among the Company, Trilobite and the other purchasers party thereto, and (ii) a $1 million Bridge Loan Agreement, dated as of March 2, 2000 (the "Bridge Agreement"), between the Company and Trilobite. All of the outstanding capital stock of Trilobite is owned by LHC Corporation, a Delaware corporation ("LHC"), and all of the outstanding capital stock of LHC is owned by Claneil Enterprises, Inc., a Pennsylvania corporation ("Claneil").

         Under the Purchase Agreement, Trilobite has agreed to purchase 1,951,220 Common Shares at a price of $2.05 per share and under the Bridge Agreement Trilobite has acquired from the Company a Warrant, dated March 2, 2000 (the "Warrant") to purchase 100,000 Common Shares at $3.62 per share, subject to normal adjustments. Closing under the Purchase Agreement is to be completed immediately following effectiveness of a registration statement on Form S-3 covering resales by the purchasers of Common Shares issued pursuant to the Purchase Agreement and issuable under the Warrant. Such registration statement was filed by the Company on March 13, 2000 (the "S-3 Registration Statement") and has not yet become effective. The Purchase Agreement provides that, at the closing under the Purchase Agreement, the Company will issue an aggregate of 4,096,000 Common Shares to eleven (11) purchasers (including Trilobite). However, the beneficial ownership percentages of the filing parties herein are based on (i) 20,481,153 Common Shares issued and outstanding on March 1, 2000, and (ii) the assumption that the only additional Common Shares to be issued and outstanding following the closing under the Purchase Agreement are those to be issued to Trilobite and the Common Shares issuable upon exercise of the Warrant. If all shares to be issued at the closing under the Purchase Agreement to all parties thereto were deemed outstanding, the beneficial ownership percentage of the filing parties would be 8.3%.

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to shares of the common stock, par value $.001 per share (the "Common Shares"), of Calypte Biomedical Corporation (the "Company"), a Delaware corporation with its principal executive offices at 1265 Harbor Bay Parkway, Alameda, CA 94502.

Item 2. Identity and Background.

        This statement is being filled by the following persons (the "reporting persons"):

        (a)  Name: Claneil Enterprises, Inc.

        (b)(c) Address of Principal Office:    Suite 400
                                               630 West Germantown Avenue
                                               Plymouth Meeting,  PA  19462

        (d) Criminal proceedings within 5 years:  None

        (e) Proceedings with respect to federal or state securities laws:  None

        (f) Citizenship:  Pennsylvania
                             _______________________

        (a) Name:  LHC

        (b)(c) Address of Principal Office:    Suite 14
                                               Silverside Carr Executive Center
                                               501 Silverside Road
                                               Wilmington, DE  19809-1375

        (d) Criminal proceedings within 5 years:  None

        (e) Proceedings with respect to federal or state securities laws:  None

        (f) Citizenship: Delaware
                             _______________________

        (a) Name: Trilobite Lakes Corporation

        (b)(c) Address of Principal Office:    Suite 14
                                               Silverside Carr Executive Center
                                               501 Silverside Road
                                               Wilmington, DE  19809-1375

        (d) Criminal proceedings within 5 years:  None

        (e) Proceedings with respect to federal or state securities laws:  None

        (f) Citizenship:  Delaware

         Information with respect to the directors and executive officers of the filing parties is set forth in Annex I hereto.

Item 3.  Source and Amount of Funds or Other Consideration.

         Trilobite intends to finance the purchase of the Common Shares with funds provided by LHC, its parent company. LHC intends to obtain such funds from general working capital and from the proceeds of sales of certain investment assets.

Item 4.  Purpose of Transaction.

         Each of the filing parties will acquire beneficial ownership of the Common Shares covered hereby for investment. As noted in Item 6, Trilobite is entitled to have one designee nominated for election to the Company's Board of Directors so long as it owns at least 50% of the Common Shares to be acquired by it under the Purchase Agreement. The filing parties may subsequently increase their holdings of the Company's common stock or sell Common Shares from time to time in market transactions or otherwise pursuant to the Registration Statement or otherwise. Except as noted above, the filing parties have no current plans or proposals which would relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

                             _______________________

Item 5.  Interest in Securities of the Issuer.

         The following information concerning beneficial ownership of Common Shares of Company is subject to the descriptions in the Introduction hereto. Nothing herein shall be construed as an admission by the reporting persons that they are, for the purposes of Section 13(d) of the Act, the beneficial owners of any such shares.

         Claneil Enterprises, Inc.:

         (a) amount beneficially owned:    2,051,220
             percentage of class:          9.1%

         (b) sole power to vote
             or direct the vote:           0

             shared power to vote
             or direct the vote:           2,051,220

             sole power to dispose or
             direct the disposition of:    0

             shared power to dispose or
             direct the disposition of:    2,051,220

         (c) transactions during
             last sixty days:              None other than as described in the
                                           Introduction hereto.

         (d) right of others to receive
             dividends and sale proceeds:  All dividends and sale proceeds would initially be received by Trilobite
                                           Lakes Corp., as the direct owner of
                                           the shares.

         (e) Not applicable.
                             _______________________

         LHC Corporation:

         (a) amount beneficially owned:    2,051,220
             percentage of class:          9.1%

         (b) sole power to vote
             or direct the vote:           0

             shared power to vote
             or direct the vote:           2,051,220

             sole power to dispose or
             direct the disposition of:    0

             shared power to dispose or
             direct the disposition of:    2,051,220

         (c) transactions during
             last sixty days:              None other than as described in the
                                           Introduction hereto.

         (d) right of others to receive
             dividends and sale proceeds:  All dividends and sale proceeds would initially be received by Trilobite
                                           Lakes Corp., as the direct owner of
                                           the shares.

         (e) Not applicable.
                             _______________________


         Trilobite Lakes Corp.:

         (a) amount beneficially owned:    2,051,220
             percentage of class:          9.1%

         (b) sole power to vote
             or direct the vote:           0

             shared power to vote
             or direct the vote:           2,051,220

             sole power to dispose or
             direct the disposition of:    0

             shared power to dispose or
             direct the disposition of:    2,051,220

         (c) transactions during
             last sixty days:              None other than as described in the
                                           Introduction hereto.

         (d) right of others to receive
             dividends and sale proceeds:  None.

         (e) Not applicable.
                             _______________________

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Reference is made to Introduction for a general description of the Purchase Agreement and the Warrant. Under the Purchase Agreement, the Company has agreed to nominate a designee of Trilobite to serve on its Board of Directors until the 2000 Annual Meeting and at annual meetings thereafter so long as Trilobite holds at least half of the Common Shares acquired under the Purchase Agreement.

         Under the Bridge Agreement, Trilobite has agreed to advance the Company up to $1 million, from time to time. All such advances will become due on May 30, 2000, and if the closing under the Purchase Agreement occurs prior to repayment, any outstanding balances will be credited to Trilobite's purchase obligations thereunder and deemed discharged.

         The Warrant expires on March 2, 2005.

Item 7.  Material to be Filed as Exhibits.

(1) Filing Agreement dated February 10, 2000

(2) Common Stock Purchase Agreement, dated as of March 2, 2000, among Calypte Biomedical Corporation and the parties named as Purchasers therein*

(3) Bridge Loan Agreement, dated as of March 2, 2000, between Calypte Biomedical Corporation and Trilobite Lakes Corporation*

(4) Warrant of Calypte Biomedical Corporation, dated March 2, 2000, to purchase 100,000 shares of Common Stock*

---------------------
* Incorporated herein by reference to Exhibits 4.1, 4.2 and 4.4, respectively, to Registration Statement on Form S-3 filed by Calypte Biomedical Corporation with the Securities and Exchange Commission on March 13, 2000.

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to such reporting person is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(k), that this statement is being filed on behalf of each of the reporting persons herein.


Dated:  March 13, 2000

                                   CLANEIL ENTERPRISES, INC., a
                                     Pennsylvania corporation



                                   /s/ Brian J. Geiger
                                   -------------------------------------
                                            Brian J. Geiger
                                            Chief Financial Officer,
                                              Executive
                                            Vice President and Treasurer


                                   LHC CORPORATION, a Delaware
                                     Corporation



                                   /s/ Brian J. Geiger
                                   -------------------------------------
                                            Brian J. Geiger
                                            President


                                   TRILOBITE LAKES CORP., a
                                     Delaware corporation



                                   By:  /s/ Brian J. Geiger
                                        --------------------------------
                                            Brian J. Geiger
                                            Vice President and Treasurer

                                  EXHIBIT INDEX


(1) Filing Agreement dated February 10, 2000

(2) Common Stock Purchase Agreement, dated as of March 2, 2000, among Calypte Biomedical Corporation and the parties named as Purchasers therein*

(3) Bridge Loan Agreement, dated as of March 2, 2000, between Calypte Biomedical Corporation and Trilobite Lakes Corporation*

(4) Warrant of Calypte Biomedical Corporation, dated March 2, 2000, to purchase 100,000 shares of Common Stock*

---------------------
* Incorporated herein by reference to Exhibits 4.1, 4.2 and 4.4, respectively, to Registration Statement on Form S-3 filed by Calypte Biomedical Corporation with the Securities and Exchange Commission on March 13, 2000.

                                     ANNEX I

         A. Information concerning directors and executive officers of Claneil Enterprises, Inc. ("Claneil"), LHC Corporation ("LHC"), and Trilobite Lakes Corp. ("Trilobite"). Except as specifically noted below, the business address of all persons listed below is Suite 400, 630 West Germantown Pike, Plymouth Meeting, PA 19462.

Name                            Principal Occupation and
----                            Business Address                         Positions Held
                                ------------------------                 --------------
Barbara M. Jordan               Private Investor                         Chairman and Director -- Claneil

Francis G. Ziegler              President                                President and Director -- Claneil;
                                and Chief Executive Officer              Chairman and Director, LHC;
                                Claneil Enterprises, Inc.                President and Director, Trilobite

Langhorne B. Smith              Vice President                           Vice President, Secretary and
                                Claneil Enterprises, Inc.                Director -- Claneil
                                                                         Vice President - LHC

Brian J. Geiger                 Chief Financial Officer                  Chief Financial Officer,
                                Claneil Enterprises, Inc.                Executive Vice President,
                                                                         Treasurer and Director -- Claneil;
                                                                         President and Director -- LHC;
                                                                         Treasurer and Director -- Trilobite

Henry A. Jordan                 Private Investor                         Director -- Claneil
                                                                         Director -- LHC

Mario P. Borini                 Retired                                  Director -- Claneil

Marjorie M. Findley             Private Investor                         Director -- Claneil

Robert D McNeil                 President                                Director -- Claneil
                                Penguin Industries, Inc.
                                116 Quarry Road
                                Coatesville, PA 19320

Jack E. O'Brien                 Retired                                  Director -- Claneil

                                                                   Page 14 of 15

Name                            Principal Occupation and
----                            Business Address                         Positions Held
                                ------------------------                 --------------
P.M. Snyder, Jr.                Retired                                  Director -- Claneil;
                                                                         Vice President and Director --
                                                                         LHC

David E. Collins                Chief Executive                          Director -- Claneil
                                  Officer
                                Calypte Biomedical
                                  Corporation
                                1265 Harbor Bay Parkway
                                Alameda, CA 94502

Joseph E. Smith                 Retired                                  Director -- Claneil

Stanley Smith                   Treasurer                                Director, Treasurer and Secretary
                                LHC Corporation                          -- LHC;
                                Suite 14                                 Director and Treasurer -- Trilobite
                                Silverside Carr Executive
                                Center
                                501 Silverside Road
                                Wilmington, DE  19809-1375

         Each of the individuals listed above is a citizen of the United States of America, except Stanley Smith who is a citizen of the United Kingdom.

         During the last five years, none of the directors or executive officers named above has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Further, during the past 60 days none of such directors or executive officers has effected any transactions in the common stock of the Company, except for David E. Collins, Chief Executive Officer of the Company, who on January 5, 2000, exercised stock options to purchase an aggregate of 55,750 Common Shares as follows: 5,000 shares at $1.00 per share; 750 shares at $1.375 per share; and 50,000 shares at $0.78125 per share.

                                    Exhibit 1

                      Filing Agreement dated March 13, 2000
                        Re: Joint Filing of Schedule 13D


The undersigned hereby agree that:

         (i) each of them is individually eligible to use the Schedule 13D attached hereto;

         (ii)  the attached Schedule 13D is filed on behalf of each them;

         (iii) each of them is responsible for the timely filing of such
               Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information therein concerning herself, himself or itself; but none of them is responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless she, he or it knows or has reason to believe that such information is inaccurate.


   Dated:  March 13, 2000

                                       CLANEIL ENTERPRISES, INC., a
                                         Pennsylvania corporation


                                       /s/ Brian J. Geiger
                                       ----------------------------------------
                                             Brian J. Geiger
                                             Chief Financial Officer, Executive
                                             Vice President and Treasurer


TRILOBITE, a Delaware                  LHC CORPORATION, a Delaware
  Corporation                             Corporation


By:  /s/ Brian J. Geiger               /s/ Brian J. Geiger
     -------------------------         ----------------------------------------
         Brian J. Geiger                     Brian J. Geiger
         Vice President and                  President
         Treasurer